Exhibit (a)(1)(G)

Form of Reminder E-mail – Dates may change if expiration date of Offer is extended

The NetSuite Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 9:00 p.m., Pacific Time, on June 19, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your Eligible Options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete and submit an Election Form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on the Offer website at https://netsuite-exchange.equitybenefits.com. If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received via facsimile or by hand delivery by 9:00 p.m., Pacific Time, on June 19, 2009 by:

Benedikte Ytting

NetSuite Inc.

2955 Campus Drive, Suite 100

San Mateo, California 94403

Fax: (650) 539-5842

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Benedikte Ytting by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please contact your local Human Resources Representative at the appropriate e-mail address below:

OptionExchange.US@netsuite.com

OptionExchange.UK@netsuite.com

OptionExchange.Canada@Netsuite.com

OptionExchange.Singapore@netsuite.com

OptionExchange.Japan@netsuite.com

OptionExchange.Australia@netsuite.com

OptionExchange.HongKong@netsuite.com

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. You may access these documents on the Offer website at https://netsuite-exchange.equitybenefits.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.